                             OppenheimerFunds, Inc.
                          Two World Financial Center
                              225 Liberty Street
                        New York, New York 10281-1008

September 1, 2005

Via Electronic Transmission
---------------------------
Vincent DiStefano, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Oppenheimer International Diversified Fund
         File Nos. 333-125805 and 811-21775

Dear Mr. DiStefano:

      We have reviewed your comments on the registration statement on Form
N-1A (the "Registration Statement") for the Oppenheimer International
Diversified Fund (the "Fund") filed with the Commission on June 14, 2005. For your convenience, we have included each of your comments in italics, followed by our response. The captions used below correspond to the captions the Fund uses in the Registration Statement, and defined terms have the meanings defined therein.

Prospectus
----------

Prospectus Summary

Overview
--------

1. Please insert the text of this section into the section titled "About the
   Fund."

      The requested modification has been made.

2. The disclosure in the second paragraph of this section indicates that "No fund will invest more than 50% of its net assets in any single underlying fund," yet only one fund is being offered in this prospectus. Please correct this inconsistency.

      We have revised the disclosure so that this sentence now reads as follows: "The Fund will not invest more than 50% of its net assets in any single Underlying Fund."

3. Please disclose the percentage of assets the Fund will allocate to each underlying fund and under what circumstances the allocation percentages may change; also disclose how frequently the Manager will rebalance the
   Fund's asset allocations.

      We have modified the disclosure to include the percentage of assets the
      Fund will initially allocate to each Underlying Fund and the circumstances in which the allocation percentages may change, as well as the frequency with which the Fund may be rebalanced, as follows:

      "The allocations to individual Underlying Funds are determined by the
      Manager so as to best meet the investment objective of the Fund.
      Initial allocations to the Underlying Funds are expected to be as follows: Oppenheimer International Growth Fund 30%; Oppenheimer Quest
      International Value Fund, Inc. 30%; Oppenheimer International Small
      Company Fund 15%; Oppenheimer Developing Markets Fund 15%; and
      Oppenheimer International Bond Fund 10%. The Manager monitors the
      Underlying Fund selections and periodically rebalances the Fund's investments in the Underlying Funds in response to changing market or economic conditions. Following the initial allocation, the Fund will typically invest in a minimum of three of the Underlying Funds, with allocation percentages in each Underlying Fund generally ranging from
      0-50%. The Manager may change the weightings in the Underlying Funds at any time, without prior approval from or notice to shareholders. The
      Manager will allocate the Fund's assets among the Underlying Funds to assure diversification within the guidelines of the Fund's investment objective. The Manager will look to diversify internationally and among different investment styles and market capitalizations. This Prospectus describes the Underlying Funds the Manager will use to achieve these targets."

4. Please explain how the investing in the International Bond Fund enables the Fund to achieve its investment objective.

      The statement of the Fund's investment objective has been revised to read as follows: "International Diversified Fund is a mutual fund that seeks to achieve high total return through both capital appreciation and income."

5. Please disclose prominently that shareholders of the Fund will bear the expenses of the underlying funds, as well as those of the Fund itself.

      The first paragraph of the section "Fees and Expenses of the Fund"
      states that:

      "In addition, the Fund will indirectly bear its pro-rata share of the expenses of the Underlying Funds in which it invests. Shareholders pay other expenses directly, such as sales charges. "Other Expenses,"
      "Underlying Fund Operating Expenses" and "Total Annual Fund and
      Underlying Fund Operating Expenses" are based on the Fund's anticipated expenses during its first fiscal year."

      The Fund's estimated expenses with respect to the Underlying Funds are also included as a separate item in the Fee Table.

6. Please summarize the investment objective and principal strategies and risks of each underlying fund in which the Fund may invest.

      The investment objective and a summary of the main strategies of each
      Underlying Fund are contained in the section "More Information About
      The Underlying Funds" in the prospectus. The risks of investing in the
      Underlying Funds have been included in the sections "About the Fund -
      Main Risks of Investing in the Fund" and "- About the Fund's
      Investments."

7. Please disclose the percentage of assets each underlying fund will invest in derivative instruments.

      Each of the Underlying Funds may use derivatives to seek increased returns or to try to hedge investment and interest rate risks.
      Oppenheimer International Growth Fund can use derivative investments up to 25% of its net assets. The other Underlying Funds that are permitted to use derivative investments have no stated limit, but will comply with all applicable laws and regulation. This disclosure is included in the "Risks of Derivative Investments" and the "More Information About
      The Underlying Funds" sections of the prospectus.

8. Please provide in this section consistent, objective definitions of the terms "small-cap," "mid-cap," and "large-cap."

      We have modified the disclosure to indicate that we are using those terms according to the definitions in the respective Underlying Funds.

9. Will the Fund invest in securities other than shares of the underlying funds? If so, please disclose the other types of securities in which the
   Fund may invest, and summarize the risks of such investments.

      The Fund may hold assets in cash or cash equivalent securities in anticipation of investment opportunities or redemptions. We have included the following disclosure in the  section "About the Fund - The
      Fund's Investment Objective and Principal Investment Strategies - What
      Does the Fund Mainly Invest In?":

      "For temporary periods, the Fund may hold a portion of its assets in cash, money market securities or other similar, liquid investments.
      This will generally occur at times when the Manager is unable to immediately invest funds received from purchases of Fund shares or from redemptions of other investments."

10.   How will the Fund monitor and resolve conflicts of interest arising from the difference in fees the Manager may receive by virtue of investing in one underlying fund instead of another? Please disclose the risk of harm to shareholders.

      We have included the following disclosure:

      "AFFILIATED PORTFOLIO RISK. In managing the Fund, the Manager will have authority to select and substitute Underlying Funds. The Manager may be subject to potential conflicts of interest in selecting Underlying
      Funds because the fees paid to it by some Underlying Funds are higher than the fees paid by other Underlying Funds. However, the Manager is a fiduciary to the Fund and is legally obligated to act in the best interests of its shareholders when selecting Underlying Funds."

11.   The disclosure in the section "How does the Manager Decide What
   Securities to Buy or Sell?" does not describe how the Manager decides what securities to buy or sell. Please add all appropriate disclosure.

      The process by which the Manager decides what securities to buy or sell is explained in the "How does the Manager Decide What Securities to Buy or Sell?" section, as follows:

      "Under normal market conditions, the Manager seeks to achieve the
      Fund's objective by allocating the Fund's assets mainly among shares of the Underlying Funds listed above. The Manager will monitor the markets and make allocations based on current market conditions, asset allocation and investment opportunities. The fund will invest in
      Underlying Funds to seek diversity among foreign stocks of all capitalizations, from both developed and emerging equity markets, and foreign fixed income investments. The Fund will emphasize investments in the Underlying Funds that focus on common stocks of foreign companies."

12.   Please disclose the risks and costs associated with the simultaneous purchase of a security by one underlying fund and sale by another. Does the Manager monitor the trading activities of the underlying funds?

      Yes, the Manager monitors trading by the Underlying Funds in connection with its Interfund Trading Procedures. These risks and the Manager's policies are described in the Fund's Statement of Additional
      Information.

13.   Please provide a complete listing of the types of "other asset classes"
   in which the underlying funds may invest.

      This disclosure is included in the section "More Information About The
      Underlying Funds" in the prospectus.

Shareholder Fees

14.   Please disclose the transfer agent's contractual fee rate.

      The transfer agent fee is a "per account" fee and will, therefore, vary on a percentage basis as the Fund's assets and the number of accounts change. The Fund estimates that this fee will not exceed 0.25% per class during its first fiscal year. The transfer agent has also voluntarily undertaken to limit the transfer agent fees paid to 0.35%
      of average net assets per fiscal year for all classes. This undertaking may be amended or withdrawn at any time.

15.   Please remove the text located between the fee table and the examples, and relocate it after the examples.

      This text has been moved into a footnote to the Fee Table.

The Fund's Principal Investment Policies and Risks

16.   Please disclose the investment objective and principal strategies and risks of each underlying fund in which the Fund may invest.

      The investment objective and a summary of the main strategies of each
      Underlying Fund are included in the section "More Information About The
      Underlying Funds" in the prospectus. The risks of investing in the
      Underlying Funds are included in the sections "About the Fund - Main
      Risks of Investing in the Fund" and "- About the Fund's Investments."

17.   Will any of the underlying funds invest in securities in default? If so, please include a description of the attendant risks. Also, please disclose whether an underlying fund will sell or hold non-investment grade bonds in the event of default.

      The Underlying Funds do not normally invest in securities that are in default. In the event of a default, the Underlying Funds decide whether to sell or hold the securities on a case by case basis.

18.   The disclosure in this section and elsewhere indicates the underlying funds may have relatively high portfolio turnover. Please disclose the underlying funds' estimated annual portfolio turnover. Also, please delete the last sentence of the paragraph that discusses portfolio turnover.

      The risks of high portfolio turnover are indicated in the disclosure.
      We indicate that the portfolio turnover for each Underlying Fund may be more than 100% and that the portfolio turnover for each Underlying
      Fund's most recently completed fiscal year is included in its prospectus. The Fund itself will purchase most securities (i.e. shares of the Underlying Funds) directly without any brokerage charges.

Statement of Additional Information
-----------------------------------

Investment Restrictions

19.   Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the Fund's fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.

      The following information has been added to the section "Investment
      Restrictions -- Does the Fund Have Additional Fundamental Policies?" in
      the Statement of Additional Information:

      "Certain of the above restrictions apply to the Fund only to the extent required by the Investment Company Act, the rules or regulations thereunder or any exemption therefrom. If the applicable provisions of the Investment Company Act, the rules or regulations or any exemption should change, those restrictions will automatically change to reflect the new requirements. Therefore those fundamental policies may be changed without notice and without a shareholder vote.

      Currently, under the Investment Company Act, a mutual fund may borrow only from banks and the maximum amount it may borrow is up to one-third of its total assets (including the amount borrowed less all liabilities and indebtedness other than borrowing), except that a fund may borrow up to 5% of its total assets for temporary purposes from any person.
      Under the Investment Company Act, there is a rebuttable presumption that a loan is temporary if it is repaid within 60 days and not extended or renewed. Also, presently under the Investment Company Act the Fund may lend its portfolio securities in an amount not to exceed
      33 1/3 percent of the value of its total assets. In addition, currently the Investment Company Act requires a mutual fund to have fundamental investment policies governing investments in real estate and commodities. Presently, under the Investment Company Act a registered mutual fund cannot make any commitment as an underwriter, if immediately thereafter the amount of its outstanding underwriting commitments, plus the value of its investments in securities of issuers
      (other than investment companies) of which it owns more than ten percent of the outstanding voting securities, exceeds twenty-five percent of the value of its total assets."

20.   Will the fundamental policies disclosed in this section be applied to the underlying funds, or the Fund alone? If the fundamental policies do not apply to the underlying funds, we may have additional comments.

      Both the fundamental policies applicable to the Fund and the fundamental policies applicable to each Underlying Fund are included in the Statement of Additional Information. In the paragraph titled "Do the Underlying Funds Have Fundamental Policies?" we have added the following disclosure:

      "Each of the Underlying Funds has its own fundamental policies. Those policies may differ from the policies of the Fund or the other
      Underlying Funds. The Fund and the Underlying Funds each apply their own policies with respect to their own portfolio investments."

      The Fund will also monitor the investments of the Underlying Funds to ensure that the Fund complies with any applicable "look-through"
      requirements.

Portfolio Proxy Voting

21.   Please disclose the procedures the Fund uses when a vote presents a conflict between the interests of the Fund's shareholders and those of the
   Adviser, principal underwriter or other affiliated persons. See Item 12(f)
                                                               ---
   of Form N-1A.

      The Fund will primarily hold securities of the Underlying Funds. In order to avoid potential conflicts of interest, the Fund will vote its shares in the same proportion as the other shareholders of an
      Underlying Fund. The following disclosure is included in the Portfolio
      Proxy Voting section of the Statement of Additional Information:

      "[T]he Fund, in its capacity as a shareholder in the Underlying Funds, may be requested to vote on a matter pertaining to those funds. With respect to any such matter, the Fund will vote its shares in the
      Underlying Fund in the same proportion as the vote of all other shareholders in that fund."

Approval of Investment Advisory Agreement

22.   This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors'
   approval of the investment advisory contract. Please include this information in the disclosure. See Instruction to Item 12(b)(10) of Form
                                  ---
   N-1A.

      We include the requested disclosure in the section titled "Annual
      Approval of Investment Advisory Agreement."

      The Fund is filing a pre-effective amendment reflecting these changes, but does not expect to submit an exemptive application or no-action request in connection with this Registration Statement. The Fund expects to request acceleration of the effective date of the Registration Statement, and will furnish the proper acknowledgements in that regard.

      Please direct any questions you may have regarding the filing or this letter to the undersigned at 212-323-5089.

                                          Sincerely,

                                          /s/ Nancy S. Vann
                                          -----------------
                                          Nancy S. Vann
                                          Vice President and Assistant Counsel

cc:  Board I Board of Trustees
     Ronald M. Feiman, Esq.
     Phillip Gillespie, Esq.
     Dennis Hess
     Scott Huebl
     Gloria LaFond
     Michael Keogh
     Pankaj Naik
     Steve McCandless
     Brian Petersen
     Brian Wixted